UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                            For the month of May 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   [X]    Form 20-F            [ ]   Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   [ ]   Yes                   [X]   No

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as declared effective on April 9, 2004 by the United States Securities Exchange Commission, and the related prospectus filed on April 12, 2004 pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                        [SANOFI-SYNTHELABO LOGO]


[GRAPHIC] INVESTOR RELATIONS                                Paris, May 5th, 2004





                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS

      REQUEST FOR ADDITIONAL INFORMATION FROM THE FEDERAL TRADE COMMISSION


As previously disclosed, Sanofi-Synthelabo has engaged in a dialogue with the FTC on its offer for Aventis since December 2003. Sanofi-Synthelabo has fully cooperated with the FTC's investigation. As has been previously reported, Sanofi-Synthelabo has agreed to divest Arixtra and Fraxiparine to GlaxoSmithKline with the condition of the success of the offer to resolve an FTC concern.

On April 26, 2004, Sanofi-Synthelabo announced an increased offer, which has been recommended by Aventis Supervisory Board. This increased offer is not subject to the condition precedent of the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act.

Sanofi-Synthelabo's Hart-Scott-Rodino notification form was filed with the FTC on April 5, 2004 and the initial 30-day HSR waiting period expires on May 5, 2004. As is standard practice when investigating a friendly transaction of this significance, the FTC has today issued a "second request" for information to enable it to complete its ongoing investigation of Sanofi-Synthelabo's offer.

Sanofi-Synthelabo and Aventis will fully cooperate with the FTC's investigation to resolve all remaining issues as promptly as possible.

Sanofi-Synthelabo does not expect that resolution of the issues being discussed with the FTC will have any material impact on the business of the future group.

Sanofi-Synthelabo does not expect the FTC's issuance of the second request to delay or otherwise affect the completion of its exchange offer for Aventis, which is expected to occur on or before the end of the second quarter of 2004.


In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) , including a prospectus/offer to exchange, and will file additional documents with the United States Securities and Exchange Commission (SEC)
INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS/OFFER TO EXCHANGE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO ITS REVISED OFFERS), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the AMFand which is available on the website of the AMF (WWW.AMF-FRANCE.ORG) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to all other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (WWW.SANOFI-SYNTHELABO.COM). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at WWW.SEC.GOV as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at WWW.AMF-FRANCE.ORG or directly from Sanofi-Synthelabo on our web site at: WWW.SANOFI-SYNTHELABO.COM.




INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations


CONTACTS:
E-mail:  investor-relations@sanofi-synthelabo.com
Europe                              US
Tel:      + 33 1 53 77 45 45        Tel:      +1 212 551 42 93
Fax:      + 33 1 53 77 42 96        Fax:      +1 212 551 49 92

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 5, 2004                       SANOFI-SYNTHELABO


                                         By:         /S/ MARIE-HELENE LAIMAY
                                            ------------------------------------
                                            Name:    Marie-Helene Laimay
                                            Title:   Senior Vice President and
                                                     Chief Financial Officer